Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) POLL RESULTS OF 2021 SECOND EXTRAORDINARY

GENERAL MEETING

(2) RESIGNATION OF SUPERVISOR

AND

(3) APPOINTMENT OF SUPERVISOR

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The 2021 second extraordinary general meeting of the Company (the “EGM”) was held at 9:00 a.m. on Tuesday, 28 December 2021 at No. 3301 Conference Room, 33rd Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, the PRC. The EGM was convened by the Board and was chaired and presided over by Mr. Ma Xu Lun, the Chairman of the Company. All Directors and some supervisors of the Company (the “Supervisors”) attended the EGM. Some members of the senior management of the Company also attended the EGM. None of the resolutions proposed at the EGM was being vetoed or amended.

The total number of shares of the Company (the “Shares”) entitling the holders to attend and vote for or against the resolutions proposed at the EGM was 16,948,436,108 Shares. 149 shareholders of the Company (the “Shareholders”) and authorized proxies holding an aggregate of 13,933,662,029 Shares carrying voting rights, representing approximately 82.22% of the total number of voting Shares of the Company, were present at the EGM.

Number of Shareholders and authorized proxies attended the EGM	149
Of which: number of holders of A shares of the Company (the “A Shareholders”)	146
number of holders of H shares of the Company (the “H Shareholders”)	3
Total number of voting Shares held (Shares)	13,933,662,029
Of which: total number of Shares held by A Shareholders	10,956,421,666
total number of Shares held by H Shareholders	2,977,240,363
Percentage of the total number of voting Shares of the Company (%)	82.22
Of which: percentage of total number of Shares held by A Shareholders (%)	64.65
percentage of total number of Shares held by H Shareholders (%)	17.57

As at the date of this announcement, China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates, who are directly and indirectly holding an aggregate of 10,880,881,085 Shares, representing approximately 64.20% of the issued share capital of the Company, are required to abstain from voting on the special resolutions No. 6 to 11 and No. 13 at the EGM. As such, China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates had abstained from voting in relation to the respective resolutions as disclosed above.

Save as disclosed above, no Shareholder was required to abstain from voting on the resolutions at the EGM pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). There were no Shareholders who were entitled to attend but were required to abstain from voting in favor of the resolutions at the EGM pursuant to Rule 13.40 of the Listing Rules.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: The resolution regarding the satisfaction of the conditions of the non-public issue of A Shares by the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,954,637,614	99.9837	1,783,952	0.0162	100	0.0001
H Shares	2,962,034,805	99.4893	3,263,308	0.1096	11,942,250	0.4011

Total	13,916,672,419	99.8781	5,047,260	0.0362	11,942,350	0.0857

2.	Resolution: The resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,955,606,666	99.9926	814,900	0.0073	100	0.0001
H Shares	2,963,399,213	99.5351	1,887,950	0.0634	11,953,200	0.4015

Total	13,919,005,879	99.8948	2,702,850	0.0194	11,953,300	0.0858

3.	Resolution: The resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,955,769,866	99.9941	651,700	0.0058	100	0.0001
H Shares	2,963,929,963	99.5529	1,303,000	0.0438	12,007,400	0.4033

Total	13,919,699,829	99.8998	1,954,700	0.0140	12,007,500	0.0862

4.

Resolution: The resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the remedial returns measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,954,637,614	99.9837	1,783,952	0.0162	100	0.0001
H Shares	2,962,137,955	99.4927	3,160,708	0.1062	11,941,700	0.4011

Total	13,916,775,569	99.8788	4,944,660	0.0355	11,941,800	0.0857

5.	Resolution: The resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2022-2024).

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,955,769,866	99.9941	651,700	0.0058	100	0.0001
H Shares	2,963,765,013	99.5474	1,526,200	0.0513	11,949,150	0.4013

Total	13,919,534,879	99.8986	2,177,900	0.0156	11,949,250	0.0858

Special Resolutions

6.00 Resolution: The resolution regarding the proposal of the non-public issue of A Shares of the Company. (The resolution has been passed by voting on each of the following resolutions)

6.01 Resolution: Types of Shares to be issued and the par value

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,035,232	97.6929	4,945,254	0.6738	11,988,300	1.6334

Total	3,070,430,338	99.3830	7,074,206	0.2290	11,988,400	0.3880

6.02 Resolution: Issue method and period

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,021,282	97.6910	4,940,354	0.6731	12,007,150	1.6359

Total	3,070,416,388	99.3825	7,069,306	0.2288	12,007,250	0.3886

6.03	Resolution: Subscriber and subscription method

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,025,682	97.6916	4,942,404	0.6734	12,000,700	1.6350

Total	3,070,420,788	99.3827	7,071,356	0.2289	12,000,800	0.3884

6.04	Resolution: Price determination date, issue price and pricing method

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,041,832	97.6938	4,935,254	0.6724	11,991,700	1.6338

Total	3,070,436,938	99.3832	7,064,206	0.2287	11,991,800	0.3881

6.05	Resolution: Number of shares to be issued

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,038,782	97.6934	4,942,054	0.6733	11,987,950	1.6333

Total	3,070,433,888	99.3831	7,071,006	0.2289	11,988,050	0.3880

6.06	Resolution: Lock-up period

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,051,482	97.6951	4,928,654	0.6715	11,988,650	1.6334

Total	3,070,446,588	99.3835	7,057,606	0.2284	11,988,750	0.3880

6.07	Resolution: Proceeds raised and the use of proceeds

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,354,364,158	99.9508	1,159,900	0.0491	100	0.0001
H Shares	718,393,390	97.8779	3,580,046	0.4878	11,995,350	1.6343

Total	3,072,757,548	99.4583	4,739,946	0.1534	11,995,450	0.3883

6.08	Resolution: Place of listing

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,047,182	97.6945	4,929,704	0.6717	11,991,900	1.6338

Total	3,070,442,288	99.3834	7,058,656	0.2285	11,992,000	0.3882

6.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the nonpublic issue of A Shares

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,311,032	97.7305	4,664,454	0.6355	11,993,300	1.6340

Total	3,070,706,138	99.3919	6,793,406	0.2199	11,993,400	0.3882

6.10	Resolution: Validity period of this resolution regarding this non-public issue of A Shares

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,035,132	97.6929	4,945,504	0.6738	11,988,150	1.6333

Total	3,070,430,238	99.3830	7,074,456	0.2290	11,988,250	0.3880

7.	Resolution: The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,395,106	99.9096	2,128,952	0.0903	100	0.0001
H Shares	717,036,032	97.6930	4,935,604	0.6725	11,997,150	1.6346

Total	3,070,431,138	99.3830	7,064,556	0.2287	11,997,250	0.3883

8.	Resolution: The resolution regarding the connected transactions involved in the non-public issue of A Shares by the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,740,106	99.9243	1,783,952	0.0756	100	0.0001
H Shares	718,722,878	97.9228	3,253,208	0.4432	11,992,700	1.6340

Total	3,072,462,984	99.4488	5,037,160	0.1630	11,992,800	0.3882

9.	Resolution: The resolution regarding the connected transactions involved in the non-public issue of H Shares by the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,324,117,008	98.6667	31,407,050	1.3332	100	0.0001
H Shares	668,970,602	91.1443	62,501,084	8.5155	2,497,100	0.3402

Total	2,993,087,610	96.8796	93,908,134	3.0396	2,497,200	0.0808

10.

Resolution: The resolution regarding the conditional subscription agreement in relation to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,740,106	99.9243	1,783,952	0.0756	100	0.0001
H Shares	719,008,728	97.9618	2,967,608	0.4043	11,992,450	1.6339

Total	3,072,748,834	99.4580	4,751,560	0.1538	11,992,550	0.3882

11.

Resolution: The resolution regarding the conditional subscription agreement in relation to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,324,117,008	98.6667	31,407,050	1.3332	100	0.0001
H Shares	659,753,802	89.8885	62,202,684	8.4748	12,012,300	1.6366

Total	2,983,870,810	96.5812	93,609,734	3.0299	12,012,400	0.3888

12.

Resolution: The resolution regarding the Board or the authorised person(s) thereof is hereby authorised to amend the relevant articles of the Articles of Association of China Southern Airlines Company Limited upon completion of the non-public issue of Shares

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,955,606,666	99.9926	814,900	0.0073	100	0.0001
H Shares	2,963,627,713	99.5428	1,614,500	0.0542	11,998,150	0.4030

Total	13,919,234,379	99.8965	2,429,400	0.0174	11,998,250	0.0861

13.

Resolution: The resolution regarding the Board or the authorised person(s) thereof is hereby authorised by the general meeting with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	2,353,740,106	99.9243	1,784,052	0.0757	0	0.0000
H Shares	718,998,328	97.9603	2,961,458	0.4035	12,009,000	1.6362

Total	3,072,738,434	99.4577	4,745,510	0.1536	12,009,000	0.3887

14.	Resolution: The resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,956,208,766	99.9981	212,800	0.0018	100	0.0001
H Shares	2,963,816,163	99.5491	1,417,300	0.0476	12,006,900	0.4033

Total	13,920,024,929	99.9021	1,630,100	0.0117	12,007,000	0.0862

15.	Resolution: The resolution regarding the amendments to the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,956,351,966	99.9994	69,600	0.0005	100	0.0001
H Shares	2,965,007,213	99.5891	231,500	0.0078	12,001,650	0.4031

Total	13,921,359,179	99.9117	301,100	0.0022	12,001,750	0.0861

Ordinary Resolution

16.00	Resolution: The resolution regarding the election of shareholder representative supervisor of the 9th session of the supervisory committee of the Company

16.01 Resolution: The resolution regarding the election of Mr. Ren Ji Dong as a shareholder representative supervisor of the 9th session of the supervisory committee of the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,926,422,253	99.7261	0	0	0	0
H Shares	2,934,532,486	98.5655	30,690,877	1.0308	12,017,000	0.4036

Total	13,860,954,739	99.4782	30,690,877	0.22	12,017,000	0.09

More than 50% of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 5 and No. 16 at the EGM. More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 6 to No. 15 at the EGM.

According to the requirements of the Listing Rules, KPMG was appointed as the scrutineer in respect of voting at the EGM. (Note)

Lv Hui and Huang Liang, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the EGM and issued legal opinion stating that the convening, holding and voting procedures of the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the EGM and the convener are lawful and valid, and that voting results of the EGM and the resolutions passed at the EGM are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

RESIGNATION OF SUPERVISOR

The supervisory committee of the Company (the “Supervisory Committee”) announces that Mr. Li Jia Shi has tendered his resignation as the Supervisor and the Chairman of 9th session of the Supervisory Committee due to retirement. The resignation of Mr. Li Jia Shi has become effective after the approval of the appointment of a new Supervisor by the Shareholders at the EGM.

Mr. Li Jia Shi confirmed that he has no disagreement with the Supervisor Committee and the Company. Mr. Li Jia Shi confirmed that there are no other matters in relation to his resignation that need to be brought to the attention of The Stock Exchange of Hong Kong Limited and the Shareholders.

The Supervisory Committee would like to express its sincere gratitude to Mr. Li Jia Shi for his valuable contributions to the Company during his tenure of office.

APPOINTMENT OF SUPERVISOR

The Company is pleased to announce that Mr. Ren Ji Dong is elected as a shareholder representative Supervisor of the 9th session of the Supervisory Committee after approval by the Shareholders at the EGM. Mr. Ren Ji Dong entered into a service contract with the Company and shall hold his office until the expiration of the term of the current session of the Supervisory Committee. The appointment of Mr. Ren Ji Dong has taken effect from the conclusion of the EGM.

The biography and the emolument information of Mr. Ren Ji Dong have been set out in the announcement of the Company dated 29 October 2021 and the circular of the Company dated 11 November 2021.

As at the date of this announcement, save as disclosed, Mr. Ren Ji Dong (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter that needs to be brought to the attention of the Shareholders in connection with the appointment, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

On 28 December 2021, the Supervisory Committee considered and approved the appointment of Mr. Ren Ji Dong as the Chairman of 9th session of the Supervisory Committee.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

28 December 2021

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and YAN Andrew Y as independent non-executive directors.